SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                              FORM 11-K/A
                            AMENDMENT NO. 1


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

                For the fiscal year end December 31, 1999

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RUBY TUESDAY, INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                               RUBY TUESDAY, INC.
                             150 West Church Avenue
                           Maryville, Tennessee 37801




Exhibit index appears at page 3. This report contains a total of 17 pages.

This Amendment No. 1 on Form 11-K/A is to amend the Form 11-K filed June 28, 2000. This 11-K/A is being filed to restate the following: (1) to add a word (labeled "the") that was inadvertently omitted (labeled "the Ruby Tuesday, Inc.") from the original Independent Auditors Report, (2) to change a word labeled "participant" to "nonparticipant") in the note on the Schedule of Reportable Transactions, and (3) to remove the double signiture of both Ernst & Young LLP and KPMG LLP within the consent of Independent Auditors.

                                  EXHIBIT INDEX



Exhibit                                                        Page
Number          Description                                   Number


1          Annual Report to Security-Holders                   7
23a        Consent of KPMG LLP, Independent Auditors,         17
           dated June 28, 2000
23b        Consent of Ernst & Young LLP, Independent          17
           Auditors, dated June 28, 2000